Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 333-138483

The following letter was sent to Commonwealth employees:

November 14, 2006

To All Commonwealth Employees,

It was a pleasure to speak with you last Wednesday, and I look forward to our continued conversations. I hope my message was clear: Citizens Communications/Frontier is absolutely committed to being thoughtful and respectful in making the decisions that are necessary whenever companies come together. Acquisitions are like any relationships; the good ones are grounded upon respect, fairness, accountability and responsibility. It’s not always an easy process, but if we do it right the first time, we can do great things.

Our regulatory proceedings are going well, with the expected curves in the road being addressed by the right people. Our companies are lucky to have strong teams leading the acquisition process. While our Human Resources group may be (or will soon become) the most visible members of Citizens to you, many employees of Citizens and Commonwealth are working steadily behind the scenes on this project. They include folks in Regulatory, Information Systems, Finance, Legal, Network, Facilities, Customer Service and more. I want us to get to know each other. I have asked Citizens employees visiting a Commonwealth office or operation to request permission to meet with employees, even if only to say hello. It is important to remember that there are people behind every memo, email and phone call. So take a moment to visit and start to get to know one another.

I want to thank Mike Mahoney and his leadership team for allowing open dialogue between our companies, especially my conversations with you. The feedback from the calls has been positive and gives me a better sense each time of what matters to you. We want to learn all we can, and we want you to know that we value you and what you do every day to make your company a success. I am counting on all of your energy and enthusiasm coming to Citizens in 2007!

I hope you, your family and friends have a wonderful Thanksgiving. I look forward to meeting you.

Sincerely,

Maggie Wilderotter
Chairman and CEO
Citizens Communications Company
203.614.5299
Citizens@czn.com

(MORE)

November 14, 2006

Certain Legal Notices

Additional Information and Where to Find It
This communication is not a substitute for the prospectus/proxy statement that Citizens and Commonwealth have filed with the Securities and Exchange Commission on November 7, 2006. Investors are urged to read the prospectus/proxy statement, which contains important information, including risk factors, and any amendments thereto when they become available. The prospectus/proxy statement and other documents that will be filed by Citizens and Commonwealth with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Citizens and Commonwealth, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed merger between Commonwealth and a wholly-owned subsidiary of Citizens. Information about the directors and executive officers of Citizens is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders. Information about the directors and executive officers of Commonwealth is set forth in the proxy statement for Commonwealth’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed merger by reading the prospectus/proxy statement and any amendments thereto when they become available.

Forward-Looking Statements
This communication contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. These and all forward-looking statements (including oral representations) are only predictions or statements of current plans that are constantly under review by Citizens and Commonwealth. All forward-looking statements may differ from actual results. The foregoing information should be read in conjunction with Citizens’ and Commonwealth’s filings with the U.S. Securities and Exchange Commission including, but not limited to, their reports on Forms 10-K and 10-Q. Citizens and Commonwealth do not intend to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.